FindEx.com, Inc.
620 North 129th Street
Omaha, NE 68154
TELEPHONE: 402.333.1900
TELEFAX: 402.778.5763

By Electronic Filing and Federal Express
January 30, 2008

Mr. Mark Kronforst, Branch Chief - Accounting
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:	FindEx.com, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 17, 2007
File No. 000-29963

Dear Mr. Kronforst:

In connection with your letter dated January 16, 2008, we respectfully request an additional five (5) business days to provide a response.  We request the additional time to allow for additional discussion with our auditor and counsel.

Thank you for your attention in this matter.

Very truly yours,

FindEx.com, Inc.

/s/ Kirk R. Rowland
Kirk R. Rowland
Chief Financial Officer

cc: Malone, Steven
                      Gorup, Micki
                Membrado, Michael